

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 18, 2014

Via E-Mail
Mr. John Hwang
Chief Financial Officer
AmbiCom Holdings, Inc.
500 Alder Drive
Milpitas, California 95035

      Re: AmbiCom Holdings, Inc.
             Form 10-K for the Fiscal Year Ended July 31, 2013
             Filed October 29, 2013
             Amendment No. 1 to Form 10-Q for Quarterly Period Ended April 30, 2014
             Filed July 11, 2014
             File No. 000-54608

Dear Mr. Hwang:

      We have reviewed your response letter dated September 8, 2014 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended April 30, 2014

Item 1. Financial Statements

Note 10. Subsequent Events, page 18

1.   Based on your response to prior comment 1, it appears that you valued the restricted common stock issued in the acquisition based on the average closing price of your common stock during the thirty trading days preceding February 25, 2014. As the acquisition occurred on May 29, 2014, please tell us why you believe this valuation

represents the fair value of the common stock on the acquisition date. Please refer to ASC 805-50-25-1.

2.	Please describe to us the procedures you have undertaken to assess impairment of the acquired assets at July 31, 2014. Tell us whether those procedures resulted in an impairment charge.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant